UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2019

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of FY2019 1H Business Report

On August 14, 2019, Shinhan Financial Group (“SFG”) filed its FY2019 1H Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through Jun. 2019)

▪	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG
▪	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG
▪	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG
▪	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪

Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

▪	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪	Jul. 2015 : Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪	Oct. 2015 : Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪	Nov. 2015 : PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪	Dec. 2015 : PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪	Dec. 2015 : PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪	Mar. 2016 : Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪	Jul. 2016 : PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪	Dec. 2016 : Launched new integrated PT Bank Shinhan Indonesia
▪	Oct. 2017 : Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪	Dec. 2017 : Shinhan K REITs became an indirect subsidiary of SFG
▪	Apr. 2018 : Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪	May. 2018 : GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪	May. 2018 : Shinhan DS Vietnam became an indirect subsidiary of SFG
▪	Sep. 2018 : SFG entered into a share purchase agreement with Life Investment Ltd. for the acquisition of its majority shares, 59.15% interest, in Orange Life Insurance, Ltd.
▪	Sep. 2018 : Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪	Oct. 2018 : SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪	Feb. 2019 : Orange Life Insurance, Ltd. joined SFG as a direct subsidiary
▪	May. 2019 : Asia Trust. Co., Ltd. joined SFG as a direct subsidiary

Principal(Direct) Subsidiaries under Korean Law (as of Jun. 30, 2019)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Orange Life Insurance	59.2%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	75.3%
Shinhan Savings Bank 2)	100.0%
Asia Trust. Co., Ltd.	60.0%
Shinhan DS	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Alternative Investment Management	100.0%
Shinhan REITs Management	100.0%
SHC Management 4)	100.0%

1)Jeju Bank is currently listed on the Korea Exchange.

2)On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks,

the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan

Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings

Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30,

2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

4)Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of Jun. 30, 2019)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
	Shinhan Vietnam Finance Co. Ltd.	100.00%
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	GX SHINHAN INTERVEST 1st PEF5)	14.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Alternative Investment Management	Shinhan Private Equity Fund 2nd 3)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 4)	0.6%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4
PEF Investment Corp.

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private
Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.

4) Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.
5) Shinhan Financial Group and its subsidiaries currently own 25.3% of GX SHINHAN INTERVEST 1st PEF.

Credit Ratings

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
4/24/2018	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
5/25/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
8/30/2018	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
9/5/2018	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
10/14/2018	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
10/23/2018	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
11/20/2018	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
1/21/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
4/17/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
5/21/2019	Debentures	AAA	NICE Investors Service(AAA~D)
5/22/2019	Debentures	AAA	KIS Rating(AAA~D)
5/23/2019	Debentures	AAA	Korea Rating(AAA~D)
6/14/2019	Write-down Contingent Capital Securities	AA-	NICE Investors Service(AAA~D)
6/17/2019	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D)
6/28/2019	Commercial Paper	A1	Korea Rating(A1~D) / NICE Investors Service(A1~D)
6/28/2019	Electronic Short-term Bond	A1	Korea Rating(A1~D) / NICE Investors Service(A1~D)

Number of Shares (as of Jun. 30, 2019)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued	474,199,587
Number of preferred shares issued (1)	17,482,000
Total outstanding shares	491,681,587
Treasury stocks (2)	7,555,263
Total outstanding shares with voting rights	466,644,324

(1) For more information, please refer to Shinhan Financial Group’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(2) The board of directors of Shinhan Financial Group resolved to enter into a trust agreement to acquire treasury shares on September 5, 2018 and May 10, 2019. For more information, please refer to Shinhan Financial Group’s reports on Form 6-K furnished to the Securities and Exchange Commission on each respective date.

Dividends

			(KRW million)
Items	FY2019 1H (Jan. 1 ~ Jun. 30)	FY2018 (Jan. 1 ~ Dec. 31)	FY2017 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	1,914,411	3,156,722	2,918,816
(Separate) Net Income	1,203,267	1,234,883	754,727
(Consolidated Earnings per share (Won)	3,950	6,579	6,118
Total Cash dividends	-	753,041	687,589
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	-	23.86	23.57
Cash dividend yield (%)	-	3.91	2.85
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	-	1,600	1,450
Stock dividend per share	-	-	-

2. Business Results

Operating Results

		(KRW billion)
	FY2019 1H (Jan. 1 ~ Jun. 30)	FY2018 (Jan. 1 ~ Dec. 31)	FY2017 (Jan. 1 ~ Dec. 31)
Net interest income	4,780	8,580	7,843
Interest income	7,782	13,572	11,799
Interest expense	3,002	4,992	3,956
Net fees and commission income	1,089	1,939	1,711
Fees and commission income	1,775	3,295	4,045
Fees and commission expense	686	1,356	2,334
Net insurance income	-202	-472	-460
Insurance income	3,907	4,399	4,599
Insurance expense	4,109	4,870	5,059
Net gain(loss) on securities and FX trading/derivatives	468	615	989
Provision for credit loss and impairment loss	-526	-739	-543
Net other operating income(expense)	-486	-683	-899
General and administrative expenses	2,405	4,742	4,811
Net operating income	2,720	4,499	3,830
Equity method income	29.4	17.5	20.4
Other non-operating income(expense), net	-12	-50	-53
Profit before income taxes	2,737	4,467	3,798
Income tax expense	700	1,268	848
Consolidated net profit	2,036	3,198	2,949
Net profit attributable to equity holders of the Group	1,914	3,157	2,919
Net profit attributable to non-controlling interest	122	42	30

Notes : Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2019 1H				FY2018				FY2017
		Jan. 1 ~ Jun. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	273,146.1	55.2	1838.2	1.36	257,656.5	58.2	3,091.7	1.20	241,523.7	58.3	2,482.5	1.03
	Borrowings	21,901.7	4.4	200.1	1.84	19,211.9	4.3	316.9	1.65	17,479.8	4.2	217.3	1.24
	Debt Securities Issued	66,486.6	13.4	815.5	2.47	57,284.3	12.9	1,336.8	2.33	47,594.6	11.5	1,085.4	2.28
	Other Liabilities	94,646.8	19.2	-	-	73,666.5	16.7	-	-	74,788.5	18.1	-	-
	Total Liabilities	456,181.2	92.2	-	-	407,819.2	92.1	-	-	381,386.6	92.1	-	-
	Total Stockholder's Equity	38,694.1	7.8	-	-	34,911.0	7.9	-	-	32,750.5	7.9	-	-
	Total Liabilities & SE	494,875.3	100.0	-	-	442,730.2	100.0	-	-	414,137.1	100.0	-	-
Use	Cash & Due from Banks	22,254.0	4.5	128.3	1.16	20,581.4	4.6	188.9	0.92	21,609.4	5.2	167.8	0.78
	Loans	306,619.3	62.0	6199.7	4.08	287,925.9	65.0	11,190.7	3.89	266,195.4	64.3	9,681.4	3.64
	Loans in KRW	239,502.3	48.4	4360.2	3.67	224,504.2	50.7	7,892.5	3.52	207,439.9	50.1	6,828.2	3.29
	Loans in Foreign Currency	22,695.4	4.6	512.9	4.56	19,306.0	4.4	795.6	4.12	16,841.6	4.1	583.2	3.46
	Credit Card Accounts	22,725.9	4.6	938.1	8.32	21,543.9	4.9	1,790.2	8.31	19,952.8	4.8	1,680.9	8.42
	Others	21,695.7	4.4	388.5	3.61	22,571.8	5.0	712.5	3.16	21,961.1	5.3	589.1	2.68
	FVOCI Financial Assets	44,824.2	9.1	531.5	2.39	37,064.0	8.4	754.6	2.04	34,272.9	8.3	645.3	1.88
	AC Financial Assets	36,750.1	7.4	516.1	2.83	26,456.1	6.0	730.4	2.76	22,199.6	5.4	651.1	2.93
	Other Assets	84,427.7	17.0	-	-	70,702.8	16.0	-	-	69,859.8	16.8	-	-
	Total Assets	494,875.3	100.0	-	-	442,730.2	100.0	-	-	414,137.1	100.0	-	-

1) The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Jun. 30, 2019	Dec. 31, 2018	Dec. 31, 2017
Aggregate Amount of Equity Capital (A)	34,985.1	33,993.1	30,713.5
Risk-Weighted Assets (B)	245,122.5	228,678.1	207,768.6
BIS Ratio (A/B)	14.27%	14.87%	14.78%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Jun. 30, 2019	Dec. 31, 2018	Dec. 31, 2017
Shinhan Bank	BIS Capital Adequacy Ratio	16.4	16.0	15.6
Shinhan Card	Adjusted Equity Capital Ratio	20.8	21.7	24.5
Shinhan Investment Corp.	Net Capital Ratio	902.0	796.9	706.4
Shinhan Life Insurance	Risk Based Capital Ratio	243.0	238.7	175.4
Orange Life Insurance	Risk Based Capital Ratio	428.0	425.0	455.3
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	153.4	159.0	156.0
	Minimum Capital Requirement (KRW billion)	28.8	27.4	23.5
Shinhan Capital	Adjusted Equity Capital Ratio	12.5	13.2	14.0
Jeju Bank	BIS Capital Adequacy Ratio	15.0	14.9	14.7
Shinhan Savings Bank	BIS Capital Adequacy Ratio	15.1	14.7	14.3
Asia Trust	Net Capital Ratio	809.8	730.9	517.1

Notes :

▪

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

▪	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.
▪	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.
▪	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

▪	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Jun. 30, 2019			Dec. 31, 2018			Dec. 31, 2017
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	871.1	140.6	619.4	1,860.40	138.3	1,344.8	309.8	131.6	235.3
Shinhan Card	16,802.1	4,912.8	342.0	17,425.6	4,568.9	381.4	15,768.6	4,236.0	372.3
Shinhan Investment Corp.	17,153.2	10,960.2	156.5	13,167.2	7,820.2	168.4	12,873.9	9,320.8	138.1
Shinhan Life Insurance	913.2	669.7	136.4	1,136.0	637.3	178.3	917.5	553.3	165.8
Orange Life Insurance	1,509.3	547.6	275.6	1,247.9	524.5	237.9	996.7	445.6	223.7
Shinhan Capital	702.0	591.9	118.6	637.7	543.7	117.3	768.9	560.4	137.2
Shinhan Savings Bank	277.5	212.8	130.4	320.5	222.4	144.1	308.0	213.3	144.4
Asia Trust	92.9	12.0	771.6	72.7	10.9	668.1	76.3	12.4	616.5

Notes :

▪	Shinhan Financial Group: Due within 1 month
▪	Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Jun. 30, 2019			Dec. 31, 2018			Dec. 31, 2017
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	57,394.30	55,320.60	103.7	51,326.20	52,043.40	98.7	46,813.90	49,493.30	94.7
Jeju Bank	622.1	364.2	173.3	625.5	514.1	122.3	560.3	476	117.9

* Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Jun. 30, 2019			Dec. 31, 2018			Dec. 31, 2017
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	-	-	-	-	-	-	49,850.7	46,790.4	106.5
Shinhan Investment Corp.	8,076.6	8,207.0	98.4	5,983.6	5,641.7	106.1	7,577.9	7,913.3	95.8
Shinhan Capital	60.7	65.2	93.1	118.3	100.4	117.8	99.8	0.3	29,325.2
Jeju Bank	31.4	19.9	157.3	34.2	17.2	198.8	43.2	37.9	114.1

Notes :

▪	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.
▪	Shinhan Bank’s foreign curreny liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

				(USD millions, %)
Company	2019 2Q	2019 1Q	2018 4Q	2018 3Q
	Apr. 1 ~ Jun. 30	Jan. 1 ~ Mar. 31	Oct. 1 ~ Dec. 31	Jul. 1 ~ Sep. 30
Shinhan Bank	106.4	121.8	123.1	124.2

Notes :

▪

Under the guidelines issued by the FSS, Shinhan Bank is required to hold a minimum requirement of foreign exchange debt in high-quality liquidity assets to withstand a 30-day net cash outflow in systemic risks. The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and will be increased gradually to 80% in 2019.

▪	Foreign Currency Liquidity Coverage Ratios are calculated by daily average.

3) Asset Quality

SFG Consolidated Basis

			(KRW billion)
	Jun. 30, 2019	Dec. 31, 2018	Dec. 31, 2017
Total Loans	316,165.7	299,349.9	274,719.1
Substandard & Below	1,891.6	1,612.9	1,734.1
Substandard & Below Ratio	0.60%	0.54%	0.63%
Non-Performing Loans	1,495.0	1,318.4	1,467.1
NPL Ratio	0.47%	0.44%	0.53%
Substandard & Below Coverage Ratio	151.75%	170.4%	135.2%
Loan Loss Allowance	2,870.4	2,748.3	2,343.6
Substandard & Below Loans	1,891.6	1,612.9	1,734.1

Separate Basis

(%)	Jun. 30, 2019			Dec. 31, 2018			Dec. 31, 2017
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.5	0.42	125	0.45	0.39	141	0.55	0.49	114
Shinhan Card	1.3	0.77	247	1.11	0.61	275	1.06	0.61	238
Shinhan Investment Corp.	0.07	0.07	797	0.08	0.08	1,003	0.08	0.08	497
Shinhan Life Insurance	0.1	0.1	368	0.09	0.08	414	0.09	0.07	274
Orange Life Insurance	0.02	0.06	107	0.02	0.06	100	0.03	0.08	100
Shinhan Capital	0.65	0.69	207	0.97	1.04	159	1.33	1.60	129
Jeju Bank	0.57	0.54	98	0.49	0.47	102	1.09	0.80	41
Shinhan Savings Bank	3.64	3.00	68	3.88	3.40	72	3.86	2.98	62
Asia Trust	64.77	64.75	69	54.93	54.93	54	49.59	49.59	105

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

			(KRW billion)
	Jun. 30, 2019	Dec. 31, 2018	Dec. 31, 2017
Debt	8,684.6	8,464.2	7,447.7
Equity	22,829.2	21,650.0	20,192.1
Debt to Equity Ratio	38.04%	39.10%	36.88%

Twenty Largest Exposures by Borrower

					(KRW billion)
As of Jun. 30, 2019 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	-	-	35,366.6	-	67.4	35,434.0
Korea Housing Finance Corporation	-	-	7,037.0	-	0.6	7,037.6
Bank of Korea	820.0	-	5,753.6	0.1	0.1	6,573.8
Korea Development Bank	10.9	-	5,059.7	-	64.8	5,135.4
Industrial Bank of Korea	721.6	-	3,273.9	-	17.6	4,013.1
Export-Import Bank of Korea	-	13.1	2,911.5	-	0.1	2,924.7
Korea Deposit Insurance Corporation	-	-	1,632.9	-	0.3	1,633.2
NongHyup Bank	962.8	22.8	572.3	12.4	-	1,570.3
Kookmin Bank	836.5	-	394.0	120.2	-	1,350.7
United States of America	-	-	1,320.1	-	-	1,320.1
Samsung Electronics Co., Ltd.	-	1,258.7	-	-	-	1,258.7
Korea Expressway Corporation	-	-	1,248.1	-	3.2	1,251.3
Korea Land & Housing Corporation	-	-	1,234.3	-	11.0	1,245.4
KEB Hana Bank	200.1	219.8	701.0	85.5	5.1	1,211.5
National Agricultural Cooperative Federation	53.3	-	1,124.6	-	0.2	1,178.1
Korea Securities Finance Corporation	56.1	-	1,111.4	-	-	1,167.5
Korea Electric Power Corporation	0.3	-	1,021.6	6.9	0.9	1,029.7
S-Oil Corporation	73.7	671.0	172.8	69.0	0.1	986.6
Woori Bank	156.4	42.8	727.8	-	13.3	940.4
Korea Rail Network Authority	-	-	878.7	-	15.0	893.7
Total	3,891.9	2,228.2	71,542.0	294.0	199.7	78,155.8

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

					(KRW billion)
As of Jun. 30, 2019 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Motors	742.8	2,097.5	1,890.4	404.9	1.7	5,137.3
Samsung	220.0	1,663.1	1,140.4	676.2	0.5	3,700.2
SK	856.5	432.8	1,648.9	377.4	1.4	3,316.9
Lotte	257.8	730.5	1,817.4	361.4	0.9	3,168.1
LG	348.7	366.9	1,047.8	320.4	6.2	2,090.0
LS	92.5	439.1	347.3	686.5	-	1,565.5
Hanwha	289.3	291.0	669.0	298.1	-	1,547.4
Hyundai Heavy Industries	124.4	108.1	133.3	1,112.9	0.2	1,478.9
CJ	319.0	278.4	502.1	75.7	0.3	1,175.6
S-Oil	73.7	671.0	233.7	69.0	0.1	1,047.6
Total	3,324.8	7,078.4	9,430.4	4,382.6	11.3	24,227.6

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

			(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of steel products by cold rolling, cold extrusion and cold drawing	92.8	92.8	81.2
B	Manufacture of distilling machinery, heat exchangers and gas generators	76.0	76.0	51.4
C	Manufacture of plastic products for fabricating of machine	41.5	41.5	35.7
D	Manufacture of sections for ships	41.3	39.0	27.1
E	Building of steel ships	25.6	25.6	2.1
F	Building of steel ships	23.1	23.1	0.7
G	Other construction of civil engineering projects	19.8	19.8	8.1
H	Manufacture of sections for ships	19.7	19.7	3.5
I	Manufacture of sections for ships	20.5	19.1	0.0
J	Manufacture of synthetic resin and other plastic materials	18.2	18.2	0.0
K	Sea freight water transport	17.0	17.0	14.7
L	Manufacture of sections for ships	11.6	11.6	0.0
M	Sea freight water transport	17.9	8.9	10.9
N	Hotels	7.5	7.5	0.0
O	Manufacture of other new parts and accessories for motor vehicles n.e.c.	6.8	6.8	1.2
P	Golf course operation	5.9	5.9	0.2
Q	Building of steel ships	5.8	5.8	5.7
R	Other engineering services	8.3	5.5	5.5
S	Sea freight water transport	5.6	5.4	5.4
T	Wholesale of outerwear and shirts	5.2	5.2	5.1
Total		470.0	454.2	258.6

Notes :

▪	Consolidated basis as of Jun. 30, 2019
▪	Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY2018	FY2017	FY2016
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2019	KPMG Samjong Accounting Corp.	1,050 (annualized basis)	Review/Audit of Financial Statements	2,770 Hours
	KPMG Samjong Accounting Corp.	102 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	303 Hours
FY2018	KPMG Samjong Accounting Corp.	715 (annualized basis)	Review/Audit of Financial Statements	8,470 Hours
	KPMG Samjong Accounting Corp.	94 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	850 Hours
FY2017	KPMG Samjong Accounting Corp.	626 (annualized basis)	Review/Audit of Financial Statements	7,641 Hours
	KPMG Samjong Accounting Corp.	78 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	896 Hours
	KPMG Samjong Accounting Corp.	261 (annualized basis)	Non-statutory audit for IFRS 9 adoption	2,896 Hours
1)	Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,835 million(excluding value-added taxes) for FY2018 and a comfort letter issuance services between June 11, 2018 and August 13, 2018 and between May 3, 2019 and August 5, 2019, which we paid KRW 120 million and KRW 120 million (excluding value-added taxes) respectively.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

As of June 30, 2019, our board of directors is comprised of one executive director, one non-executive director and eleven outside directors. We currently have eight management committees that serve under the board:

•The Board Steering Committee;

•The Risk Management Committee;

•The Audit Committee;

•The Remuneration Committee;

•The Outside Director Recommendation Committee;

•The Audit Committee Member Recommendation Committee;

•The Corporate Governance and Chief Executive Officer Recommendation Committee; and

•The Corporate Social Responsibility Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Lee Manwoo, Sung Jae-ho and Lee Yoon-jae. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, under the Act on Corporate Governance of Financial Companies, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements. The committee holds regular meetings every quarter.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Jun. 30, 2019

Name	No. of Common Shares owned2)	Ownership%
National Pension Service	44,497,838	9.38%
BlackRock Fund Advisors3)	29,063,012	6.13%
Employee Stock Ownership Association	24,161,867	5.10%

1)Shareholders who own beneficial ownership of 5% or more (common share basis).

2)Based on the results of shareholder registry closing as of December 31, 2018

3)Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

4)Ownership is based on the total number of shares, 474,199,587

Share ownership of Employee Stock Ownership Association

				(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2019)	Increase	Decrease	Ending Balance (Jun. 30, 2019)	Ownership% (Jun. 30, 2019)
Employee Stock Ownership	22,060,957	3,309,214	1,346,851	24,023,320	-
ESOA account	118,272	20,275	-	138,547	-
Total	22,179,229	3,329,489	1,346,851	24,161,867	5.10%

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jan. 2019	Feb. 2019	Mar. 2019	Apr. 2019	May. 2019	Jun. 2019
Price per share	High	43,200	44,250	44,200	45,800	48,000	46,000
	Low	38,350	42,450	42,000	43,700	44,450	44,600
	Avg.	40,373	43,429	43,053	45,027	45,495	45,205
Trading Volume		26,093,311	17,926,061	20,504,061	16,751,972	24,592,055	16,967,298
Highest Daily Trading Volume		2,926,736	1,587,500	2,184,394	1,310,599	2,486,495	1,242,057
Lowest Daily Trading Volume		743,750	701,897	491,567	383,102	692,960	502,974

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jan. 2019	Feb. 2019	Mar. 2019	Apr. 2019	May. 2019	Jun. 2019
Price per share	High	38.48	39.21	38.95	40.54	39.34	39.1
	Low	34.41	37.6	37.14	37.86	37.09	37.92
	Avg.	36.13	38.59	37.93	39.5	38.06	38.5
Monthly Trading Volume		2,471,136	1,382,453	2,159,974	1,480,194	1,940,200	1,283,207
Highest Daily Trading Volume		360,001	156,622	554,849	180,881	249,442	248,037
Lowest Daily Trading Volume		66,775	58,310	43,364	47,023	48,894	30,678

Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Jun. 30, 2019)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957	- Chairman of Shinhan Financial Group - Board Steering Committee Chair - Corporate Social Responsibility Committee member	3 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 12 non-executive directors are in office, 11 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 18th Annual General Meeting of Shareholders on March 27, 2019, of which 5 directors renewed their terms and 4 directors were newly appointed.

Our non-executive directors are as follows:

(As of Jun. 30, 2019)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Park Cheul	April 1946	O	Chairman of Board of Directors Corporate Governance & CEO Recommendation Committee member Remuneration Committee member Board Steering Committee member	5 years starting from March 25, 2015
Lee Manwoo	November 1954	O	Audit Committee Chair Corporate Governance & CEO Recommendation Committee Chair Outside Director Recommendation Committee member Remuneration Committee member	6 years starting from March 26, 2014
Yuki Hirakawa	October 1960	O	Corporate Governance & CEO Recommendation Committee member Corporate Social Responsibility Committee member	5 years starting from March 25, 2015
Philippe Avril	April 1960	O	Corporate Governance & CEO Recommendation Committee member Risk Management Committee member	5 years starting from March 25, 2015
Park Ansoon	January 1945	O	Corporate Social Responsibility Committee member	3 years starting from March 23, 2017
Kim Hwa-nam	December 1945	O	Corporate Governance & CEO Recommendation Committee member Outside Director Recommendation Committee member	2 years starting from March 22, 2018
Choi Kyong-rok	May 1966	O	Outside Director Recommendation Committee member Risk Management Committee member Board Steering Committee member	2 years starting from March 22, 2018
Lee Yoon-jae	November 1950	O	Corporate Social Responsibility Committee member Outside Director Recommendation Committee member Audit Committee Member	2 years starting from March 27, 2019
Byeon Yang-ho	July 1954	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee Member Board Steering Committee member Corporate Social Responsibility Committee member	2 years starting from March 27, 2019
Huh Yong-hak	September 1958	O	Remuneration Committee member Risk Management Committee member	2 years starting from March 27, 2019
Sung Jae-ho	March 1960	O	Outside Director Recommendation Committee member Corporate Governance & CEO Recommendation Committee member Audit Committee Member Board Steering Committee member	2 years starting from March 27, 2019
Jin Ok-dong	February 1961	X	-	2 years starting from March 27, 2019

* Audit Committee Member Recommendation Committee consists of all the outside directors.

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Jun 30, 2019)
Name	Month and Year of Birth	Position	In charge of
Park Woo-hyuk	June 1963	Deputy President and Chief Strategy Officer	- Strategic Palanning Team - One Shinhan Strategy Team - Digital Strategy Team - Platform Marketing Team
Yu Sung-hun	January 1965	Deputy President and Chief Financial Officer	- Finance Management Team - Accounting Team - Investor Relations Team - Internal Control on Financial Reporting Team
Lee Byeong-cheol	January 1963	Deputy President and Chief Public Relations Officer	- Brand Strategy Division
Jang Dong-ki	January 1964	Deputy President	- Global Markets & Securities Business Group
Jeong Woon-jin	April 1964	Deputy President	- Global Investment Banking Business Group
Wang Mi-hwa	October 1964	Deputy President	- Wealth Management Business Group
Jeong Jiho	June 1963	Deputy President	- Global Business Management Group
Kim Im-geun	July 1963	Deputy President and Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team
Wang Ho-min	March 1964	Managing Director and Chief Compliance Officer	- Compliance Team
Lee Een-kyoon	April 1967	Managing Director and Chief Operating Officer	- Shinhan Leadership Center - Management Support Team - Management Innovation Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

			(As of Jun. 30, 2019)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	13(11)	3,500	-

Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

				(As of Jun. 30, 2019)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	859	430	Excluding outside directors
Outside Directors	8	232	33	Excluding Audit committee members
Audit committee members or internal auditor	3	120	40

Notes :

▪	Represents the total number of applicable persons as of Jun. 30, 2019.

Compensation to Non-registered directors

			(As of Jun. 30, 2019)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	6	1,080	180	-

Stock Options

				(As of Jun. 30, 2019)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2006	2,500	-	-	2,500	38,829
Granted in 2007	58,764	-	-	58,764	54,560
Granted in 2008	60,753	-	24,591	36,162	49,053
Total	124,517	-	24,591	97,426	-

Notes :

▪	The weighted-average exercise price of outstanding exercisable options as of Jun. 30, 2019 is KRW 52,112.
▪	The closing price of our common stock was KRW 44,900 on Jun. 30, 2019.

Employees

				(As of Jun. 30, 2019)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2019 (KRW million)	Average Payment per person (KRW million)
Male	145	2 yrs 7 mths (14 yrs 2 mths) 1)	11,880	81
Female	32	3 yrs 8 mths (9 yrs 10 mths) 1)	1,277	39
Total	177	2 yrs 10 mths (13 yrs 5 mths) 1)	13,158	74

1) Average length of service including services within group subsidiaries

8. Related Party Transactions

Loans to Subsidiaries

								(KRW billion)
Subsidiary	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2019)	Decrease	Increase	Ending Balance (Jun. 30, 2019)
Shinhan Card	Loan	2016-01-26	2021-01-26	1.98%	150	-	-	150
	Loan	2016-02-24	2021-02-24	1.84%	150	-	-	150
	Loan	2017-03-22	2022-03-22	2.22%	150	-	-	150
	Loan	2017-04-20	2022-04-20	2.21%	100	-	-	100
	Loan	2017-05-12	2022-05-12	2.35%	50	-	-	50
	Loan	2018-02-22	2023-02-22	2.90%	100	-	-	100
	Loan	2019-04-18	2024-04-18	2.04%	-	-	100	100
	Loan	2019-04-18	2026-04-18	2.09%	-	-	100	100
Shinhan Capital	Loan	2014-01-27	2019-01-27	3.60%	50	50	-	-
	Loan	2016-03-16	2021-03-16	1.90%	50	-	-	50
	Loan	2016-04-27	2019-04-27	1.63%	100	100	-	-
	Loan	2017-03-22	2022-03-22	2.22%	50	-	-	50
	Loan	2017-04-20	2022-04-20	2.21%	50	-	-	50
	Loan	2017-05-12	2022-05-12	2.35%	50	-	-	50
	Loan	2017-08-24	2022-08-24	2.37%	50	-	-	50
	Loan	2018-01-22	2023-01-22	2.75%	50	-	-	50
	Loan	2019-02-01	2024-02-01	2.23%	-	-	50	50
	Loan	2019-04-18	2024-04-18	2.04%	-	-	100	100
	Loan	2019-05-24	2024-05-24	1.92%	-	-	80	80
Shinhan Alternative Investment Management	Loan	2018-11-21	2019-11-20	2.36%	5	-	-	5
Shinhan Savings Bank	Loan	2016-06-17	2021-06-17	1.61%	50	-	-	50
	Loan	2017-06-23	2022-06-23	2.27%	50	-	-	50
Shinhan Life	Loan	2018-11-30	2028-11-30	5.10%	391	391	-	-
Shinhan DS	Loan	2019-02-01	2022-02-01	2.15%	-	24	48	24
Total					1,646	565	478	1,559

9. Material Information after the Reporting Period

Date	Disclosures
Jul. 22, 2019	(Amendment) Change of date of Paid-in Capital Increase in Shinhan Investment Corp. (From August 5, 2019 to July 25, 2019)
Jul. 30, 2019

(Amendment) Issuance of Write-down Contingent Capital Securities
- Basel 3 Compliant Tier2 Subordinated Debt

(The board of directors made a resolution to issue the securities on May 10, 2019 and all terms and conditions were confirmed and issued on July 30, 2019)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of June 30, 2019
99.2	Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By: /s/ Yu Sung-hun

Name: Yu Sung-hun

Title: Chief Financial Officer

Date: August 20, 2019